SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

| x | **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934** |

For the fiscal year ended December 31, 2002

| ☐ | **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934** |

For the transition period from _____ to _____

Commission File Number: 0-6233

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

1ST SOURCE CORPORATION EMPLOYEES' PROFIT SHARING PLAN AND TRUST

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

1st Source Corporation
100 N. Michigan Street
South Bend, Indiana 46601

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

1st SOURCE CORPORATION
EMPLOYEES' PROFIT SHARING AND TRUST

By the Plan Administrator
1st Source Corporation

/s/ Dan L. Craft

_____
Dan L. Craft, Senior Vice President

Date: June 27, 2003

Financial Statements and Schedules

1st Source Corporation Employees' Profit Sharing Plan and Trust

December 31, 2002 and 2001, and year ended December 31, 2002

1st Source Corporation

Employees' Profit Sharing Plan and Trust

As of December 31, 2002 and 2001,
and for the year ended December 31, 2002

Contents

Report of Independent Accountants

Human Resources Committee of the Board of Directors
1st Source Corporation

We have audited the accompanying statements of net assets available for benefits of the 1st Source Corporation Employees' Profit Sharing Plan and Trust as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

s/ Ernst & Young LLP

Columbus, Ohio
June 23, 2003

1

1st Source Corporation Employees' Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

| | December 31, | |
	2002	**2001**
Assets		
Cash and cash equivalents	$ **174,671**	$ 160,558
Investments at fair value:		
Mutual funds	**27,138,293**	27,283,341
1st Source Corporation common stock	**21,043,291**	25,879,509
1st Source Bank common trust fund	**1,724,916**	1,287,908
Participant notes receivable	**718,204**	589,019
Total investments	**50,624,704**	55,039,777
Employer contributions receivable	**1,697,799**	1,875,611
Accrued investment income	**18,895**	49,506
Net assets available for benefits	$ **52,516,069**	$ 57,125,452

See accompanying notes.

1st Source Corporation Employees' Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions

Investment income:		
Interest	$	65,416
Dividends		1,563,892
		1,629,308
Contributions:		
Employer		1,698,825
Employees		3,219,137
		4,917,962
Total additions		6,547,270

Deductions

Benefits paid to participants	2,704,087
Net realized and unrealized depreciation in fair value of investments:	8,452,566
Total deductions	11,156,653
Net decrease	(4,609,383)
Net assets available for benefits:	
Beginning of year	57,125,452
End of year	$ 52,516,069

See accompanying notes.

1st Source Corporation Employees' Profit Sharing Plan and Trust

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

General

The 1st Source Corporation Employees' Profit Sharing Plan and Trust (the "Plan") is a defined contribution plan covering substantially all employees of 1st Source Corporation and its subsidiaries, with the exception of Trustcorp Mortgage Company, ("1st Source") who have completed one year of service in which the employee has worked 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions and Vesting

Effective July 1, 2002, participants are permitted to designate up to 25% of their annual pre-tax compensation as a salary reduction contribution to the Plan (prior to that date participants were permitted to designate up to 15%). Provided net profits or retained earnings are sufficient, 1st Source will match employee salary reduction contributions one hundred percent (100%) for the first four percent (4%) of compensation that is deferred and fifty percent (50%) of any additional contributions up to six percent (6%) of compensation that is deferred. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nine different fund options, one of which is the 1st Source Stock Fund, which primarily consists of 1st Source Corporation common stock. 1st Source matching contributions are invested directly in the 1st Source Stock Fund.

In addition, the Board of Directors of 1st Source Corporation may authorize a contribution from consolidated net profits or retained earnings in excess of the minimum 401(k) matching contributions required by the Plan. This discretionary profit sharing contribution is made to the Profit Sharing Regular Account of the Plan. The Profit Sharing Regular Account is invested in a diversified portfolio of investments as directed by 1st Source. There was no discretionary match for 2002.

Vesting of participant contributions is immediate upon contribution to the Plan. Vesting of 1st Source contributions, both the match of the employee salary reduction contributions and the discretionary profit sharing contribution is based on years of credited service. A participant is one hundred percent (100%) vested after five years of credited service or upon reaching early retirement age, normal retirement age, or disability.

1. Description of the Plan (continued)

Contributions and Vesting (continued)

Each participant's account is credited with the participant's contribution and an allocation of (a) 1st Source's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Participant Loans

Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant's vested account balance or $50,000. The loans are collateralized by the participant's vested account balance and bear interest at fixed rates of 1% above 1st Source Bank's (a wholly owned subsidiary of 1st Source Corporation) prime rate. The loans are repayable over five years except for loans used to acquire or construct a participant's principal residence in which case the repayment term may exceed five years.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance or periodic installments in accordance with Plan provisions. At December 31, 2002 and 2001, $985,882 and $2,478,874, respectively, of the net assets available for benefits at the end of the year has been allocated to participants who had effectively withdrawn from the Plan as of the end of those respective years, but had yet to receive their final distribution.

Plan Termination

Although it has not expressed any intention to do so, 1st Source Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. Copies are available from the 1st Source Corporation Human Resources Division.

2. Summary of Significant Accounting Policies

Investment Valuation

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the average of closing bid prices for the five consecutive trading days (on which such stock was traded) immediately preceding and including the relevant valuation date; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of mutual funds and the Plan's participation in common/collective trust funds of 1st Source Bank are stated at the net asset value as reported by the funds on the last business day of the plan year. Loans to participants and short-term temporary investments are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The financial statements of the Plan are presented on the accrual basis and are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

All short-term investments with a maturity of less than 90 days are deemed to be cash equivalents.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

1st Source Corporation Employees' Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

3. Investments

During 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in value by $8,452,566, including net realized losses of $271,394 as follows:

	2002
	Net Appreciation (Depreciation) in Fair Value During the Year
1st Source Corporation common stock	**$ (5,556,647)**
Mutual funds	**(2,969,642)**
1st Source Bank common trust funds	**73,723**
	$ (8,452,566)

The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31,	
	2002	2001
1st Source Corporation common stock	**$21,043,291**	$25,879,509
1st Source Monogram Income Fund	**8,180,916**	8,313,740
1st Source Monogram Diversified Equity Fund	**4,775,285**	5,228,956
1st Source Monogram Income Equity Fund	**5,110,932**	5,584,954
1st Source Monogram Special Equity Fund	**4,399,277**	3,951,509
Morgan Stanley Institutional International Equity Fund	**3,177,015**	3,211,515

7

4. Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investment is as follows:

	December 31,	
	2002	2001
Net assets		
Cash & Cash Equivalents	**$ 85,303**	$ 152,835
1st Source Corporation Common Stock	**17,512,296**	21,047,718
1st Source Corporation Mutual Funds	**7,920,207**	7,875,913
1st Source Bank Employee Benefit Guaranteed Income Fund	**518,822**	494,830
Total net assets	**$ 26,036,628**	$29,571,296

	Year ended December 31, 2002
Changes in net assets	
Contributions	**$ 2,083,824**
Investment income	**754,120**
Net realized/unrealized depreciation	**(4,894,846)**
Benefits paid to participants	**(1,477,766)**
Total changes in net assets:	**$ (3,534,668)**

5. Transactions with Parties-In-Interest

The Plan held the following party-in-interest investments at fair value at December 31:

	2002	2001
1st Source Corporation Common Stock	**$21,043,291**	$25,879,509
1st Source Monogram Income Fund	**8,180,916**	8,313,740
1st Source Monogram Income Equity Fund	**5,110,932**	5,584,954
1st Source Monogram Diversified Equity Fund	**4,775,285**	5,228,956
1st Source Monogram Special Equity Fund	**4,399,277**	3,951,509
1st Source Bank Employee Benefit Guaranteed Income Fund	**1,724,916**	1,287,908

5. Transactions with Parties-In-Interest (continued)

All expenses incurred in administration of the Plan are paid by 1st Source Corporation.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Plan Merger

As of December 31, 2002 the 1st Source Corporation Money Purchase Pension Plan was merged into the Plan. The resulting plan, titled 1st Source Employees' Profit Sharing Plan and Trust, is covered by the determination letter dated April 23, 2003.

1st Source Corporation Employees' Profit Sharing Plan and Trust

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2002

EIN: 35-1068133
Plan Number: 003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost	Fair Value
Common Stock:			
* 1st Source Corporation	1,230,314 shares	$ 14,501,176	$ 21,043,291
		14,501,176	21,043,291
Mututal Funds:			
American Century Benham Equity Fund	117,133 units	1,112,498	1,137,366
Federated Money Market Fund	357,502 units	357,502	357,502
Morgan Stanley Institutional International Equity Fund	218,502 units	3,879,745	3,177,015
* 1st Source Monogram Income Fund	785,116 units	7,886,773	8,180,916
* 1st Source Monogram Income Equity Fund	537,427 units	5,697,688	5,110,932
* 1st Source Monogram Diversified Equity Fund	845,183 units	7,304,628	4,775,285
* 1st Source Mongram Special Equity Fund	537,809 units	5,327,494	4,399,277
		31,566,328	27,138,293
Common Trust Funds:			
* 1st Source Bank Employee Benefit Guarenteed Income Fund	73,813 units	1,352,000	1,724,916
		1,352,000	1,724,916
Loans to Participants	$718,204 principal amount, interest rates ranging 6.25% - 11.75%, maturities through 2017	-	718,204
		-	718,204
		$ 47,419,504	$ 50,624,704

* Indicates party-in-interest to the Plan.

Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the 1st Source Corporation Employees' Profit Sharing Plan and Trust of our report dated June 23, 2003, with respect to the financial statements and schedule of the 1st Source Corporation Employees' Profit Sharing Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

s/ Ernst & Young LLP

Columbus, Ohio
June 23, 2003

EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the 1st Source Corporation Employees' Profit Sharing Plan and Trust (the Plan) Annual Report on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Christopher J. Murphy, III, Chief Executive Officer of 1st Source Corporation, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

By:

/s/ Christopher J. Murphy, III

_____

Christopher J. Murphy, III
Chief Executive Officer
June 27, 2003

A signed original of this written statement has been provided to 1st Source and will be retained by 1st Source and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the 1st Source Corporation Employees' Profit Sharing Plan and Trust (the Plan) Annual Report on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Larry E. Lentych, Chief Financial Officer of 1st Source Corporation, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

By:

/s/ Larry E. Lentych

_____

Larry E. Lentych
Chief Financial Officer
June 27, 2003

A signed original of this written statement has been provided to 1st Source and will be retained by 1st Source and furnished to the Securities and Exchange Commission or its staff upon request.